Mail Stop 3628

February 22, 2006

By Facsimile (949) 823-6994 and U.S. Mail

David J. Johnson, Esquire
Executive Vice President and General Counsel
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521

Re:  	International Game Technology
	Schedule TO
      Filed on February 8, 2005
	File No. 005-33876

Dear Mr. Johnson:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

Item 6.  Purpose of the Transaction and Plans or Proposals, page 3

1. Please revise to disclose all of the information required by
Item 1006(c) of Regulation M-A.

Offering Memorandum

General

2. You appear to have reserved the right to terminate the Exchange Offer in your sole discretion. Since you do not reference the occurrence of any listed offer condition, this language seems to imply that you may terminate the offer at will in your sole discretion and for any reason. Please note that it is our view that you may terminate the offer only if one of the listed Offer conditions so permits. Please confirm your understanding and revise your disclosure to remove the implication that the offer is illusory.

3. Please revise the disclosure throughout your document to disclose whether your decision to conduct this Exchange Offer was prompted by a change in accounting guidance. For example, is the purpose behind this offer related to EITF 04-8? If so, please expand your disclosure to discuss the reasons underlying your offer in greater detail, including a discussion of EITF 04-8. Also, revise this section to provide a detailed description of the accounting rule changes and how they apply to your notes. In doing so, disclose the material effects that will result from your consummation of the Exchange Offer due to the applicable accounting rules, the conversion features of your new notes, or otherwise. Please ensure that your discussion briefly explains the impact that the conversion features of your new notes will have on the number of shares that you include in the calculation of the number of your fully diluted shares outstanding as compared to the number of shares that would be have been calculated based upon the conversion features of your old notes. Also, revise the summary to highlight this information and to provide a cross-reference to more detailed disclosure later in the document. Also revise the summary of differences between the new and old notes.

4. We refer you to the immediately preceding comment. To the extent that your decision to conduct this Exchange Offer was prompted by EITF 04-8, please revise your disclosures to describe, in plain English, the following:

* Describe the contingent conversion provisions of the old notes so that it is clear how EITF Issue No. 04-8 applies, including, for example, the implied conversion price and market price trigger.

* Clarify that the exchange will result in your reporting higher
EPS (retroactively and prospectively) than if the exchange did not occur. Give an example of what the effect on 2005 reported EPS would be if the exchange did not occur. Also revise the summary to highlight this information.

5. Confirm supplementally, if true, that you applied the guidance in EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.

6. In an appropriate section of the document, describe the effect on your liquidity and capital resources from the cash settlement provisions of the new notes, and discuss the means by which you reasonably expect to finance the cash requirement resulting from conversion of the new notes.

7. Revise to describe the accounting treatment for the exchange transaction (i.e., is there a gain or loss, and why). See Item
1004(a)(1)(xi) of Regulation M-A.

8. Please revise to disclose the pro forma information described in Item 1010(b) of Regulation M-A or provide us with your analysis regarding why the pro forma information is not required.

Cautionary Statement Concerning Forward-Looking Statements, page 2

9. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A No. 2 in Section I.M. of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

10. On page 2 you state that you "do not intend, and undertake no obligation, to update [y]our forward-looking statements to reflect future events or circumstances." This disclosure is inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

Summary Term Sheet, page 3

11. We are confused by your disclosure on page 4 under the question "[w]hat are the conditions to the completion of the Exchange Offer?" that "[m]ost significantly, [you] must not have terminated or withdrawn the Exchange Offer." As we noted in comment 2 above, it is our view that you may terminate the offer only if one of the listed offer conditions so permits. Please revise your disclosure accordingly or advise.

Summary, page 1

12. We note the statement on page 2 that you have reserved the right to terminate the exchange offer in your discretion for any reason. Clarify that you do not intend to terminate the offer for any reason other than what has been expressed in the conditions section. The staff believes that if a bidder can terminate an offer for any reason, the offer is illusory.

The Exchange Offer, page 23
Conditions, page 23

13. A tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please amend the following provisions to satisfy these requirements:

* Revise the bullet points to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined;

* Avoid the use of vague terms, such as "might" and "could," and revise to eliminate references to events that may "indirectly" affect the offer; and

* Revise the twelfth bullet point to clarify the standard that applies when determining if there is a "significant worsening of a war or armed hostilities."

Withdrawal of Tenders, page 29

14. We note that you disclose that a security holder may only withdraw tendered notes at any time on or before expiration.
Please revise your disclosure to disclose the additional withdrawal rights under Rule 13e-4(f)(2)(ii).

Certain United States Federal Income Tax Consequences, page 54

15. Revise this subsection and its title to clarify that you describe all material federal tax consequences of the transaction. In this regard, you should eliminate all statements (including that on pages 5 and 9) that the discussion relates to "certain" tax consequences.

Incorporation of Certain Documents by Reference, page 58

16. Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

17. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone Interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Although we note that you disclose a capitalization table on page 21, this table does not appear to include all of the information required by
Item 1010(c) of Regulation M-A, including book value per share as of the date of the most recent balance sheet. Please revise and advise us how you intend to disseminate the information.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3456. You may also contact me by facsimile at (202) 772-9203.

Sincerely,



Jeffrey B. Werbitt
Attorney Advisor
Office of Mergers & Acquisitions

cc:	J. Jay Herron, Esquire
	O`Melveny & Myers LLP
	610 Newport Center Drive, Suite 1700
	Newport Beach, California 92660